

Mail Stop 7010

October 3, 2006

Mr. William George
Executive Vice President and CFO
Comfort Systems USA, Inc.
777 Post Oak Blvd., Suite 500
Houston, TX  77056

> **RE:** **Form 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006**
> **File No. 1-13011**

Dear Mr. George:

  We have limited our review of your filing to those issues we have addressed in our comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Financial Statements

Note 5 – Goodwill, page 58

2. You recorded a goodwill impairment charge of $33.9 million in 2005 and disclose that it "resulted from [your] estimation that the operating environment, conditions and performance of certain of [your] entities could no longer support the goodwill balances associated with them."  Please enhance your disclosure to more clearly describe the facts and circumstances that led to your goodwill impairment charge.  See paragraph 47(a) of SFAS 142.

Item 9A – Controls and Procedures, page 79

3. We note that you define disclosure controls and procedures as those controls and procedures that "are effective at the reasonable assurance level to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported in accordance with and within the time periods specified in Securities and Exchange Commission rules and forms."  This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

<u>FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006</u>

<u>Item 4 – Controls and Procedures, page 29</u>

4.  You currently disclose here, as well as in your Form 10-Q for the period ended March 31, 2006, that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the most recent fiscal year.  Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your reports.  See Item 307 of Regulation S-K.  Please amend your 2006 Forms 10-Q to include the results of these evaluations.  In doing so, please refile the Forms 10-Q in their entirety, along with updated certifications.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,


Rufus Decker
Accounting Branch Chief